Exhibit 99.1
Cenovus Energy files 2009 year end disclosure documents
CALGARY, Alberta (February 18, 2010) — Cenovus Energy Inc. (TSX, NYSE: CVE) today filed its audited Consolidated Financial Statements for the year ended December 31, 2009, and related Management’s Discussion and Analysis with Canadian securities regulatory authorities. Cenovus has also filed its Annual Information Form for the year ended December 31, 2009, which includes the disclosure and reports relating to reserves data and other oil and gas information. In addition, Cenovus has filed its Form 40-F with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com or www.sec.gov (for the Form 40-F), or the company’s website, www.cenovus.com, or by e-mailing investor.relations@cenovus.com. Copies of Cenovus’s audited Consolidated Financial Statements are available to shareholders upon request, free of charge.
Cenovus Energy Inc.
Cenovus Energy is a leading integrated oil company headquartered in Calgary, Alberta, with an enterprise value of approximately C$24 billion. The company’s operations include its growing enhanced oil projects and established natural gas and crude oil production in Alberta and Saskatchewan as well as ownership in two high quality refineries in Illinois and Texas. Cenovus is respectful of the environment and communities where it operates and is committed to applying fresh, progressive thinking to the development of energy resources the world needs. Cenovus shares, which trade under the symbol CVE, are listed on the Toronto and New York stock exchanges. For more information, go to www.cenovus.com.

CENOVUS CONTACTS:

Investors:	Media:

Paul Gagne	Rhona DelFrari
Vice-President, Investor Relations	Manager, Media Relations
403-766-4737	403-766-4740

Susan Grey
Manager, Investor Relations
403-766-4751

James Fann
Analyst, Investor Relations
403-766-6700

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